Report to Shareholders

It is a pleasure to report to our shareholders about 2012 – a successful and transformative year for B2Gold. The Company set another record for annual profitable gold production from La Libertad and Limon mines in Nicaragua, producing 157,885 ounces of gold with consolidated operating cash costs of $587 per ounce of gold. Our strong operating and financial performance at the mines, our lack of gold hedging and minimal debt combined to leave us in a strong cash position at year end (see our detailed financial reports).

Subsequent to our year end, we completed the acquisition of CGA Mining, whose primary asset is the Masbate Gold Mine in the Philippines. The merger with CGA Mining immediately adds significant long term gold production. The mine is projected to produce from 175,000 to 185,000 of gold in 2013. The Company plans to release its own guidance on the Masbate Mine near mid-year 2013, once it has had additional time to complete a new mine plan and cost estimate based on an updated mineral reserve.

Looking forward, B2Gold’s objective is to continue with our strong operating performance and financial results, optimize production at the Limon, La Libertad and Masbate mines and advance our development and exploration projects. In addition, the Company will continue its demonstrated commitment to mining responsibly, focusing on safety, environmental protection and social programs both at our projects and in the communities in which we work.

The combination of the Masbate Mine and our existing gold mines in Nicaragua will see consolidated production of approximately 360,000 to 380,000 ounces of gold in 2013. With the mining of higher grade ore at La Libertad Mine from the Santa Maria and Jabali pits, and the successful development of the Otjikoto mine in Namibia, currently in construction and scheduled to commence production in the fourth quarter of 2014, the Company is projecting annual production in 2015 of approximately 550,000 ounces of gold making B2Gold one of the fastest growing gold producers in the world.

Based on current assumptions and the potential development of the Gramalote Project in Colombia (51% AngloGold Ashanti as manager/ 49% B2Gold), the Company’s gold production has the potential to reach over 700,000 ounces annually in 2017.

La Libertad Mine, Nicaragua

During 2012, La Libertad Mine continued its excellent performance, beating budget and generating revenue of $179.6 million from the sale of 107,398 ounces of gold at an average price of $1,672 per ounce. Total gold production was 108,935 ounces at an operating cash cost of $529 per ounce and total cash cost of $564 per ounce.

La Libertad Mine is projected to produce approximately 131,000 to 137,000 ounces of gold in 2013 at an operating cash cost of approximately $560 to $590 per ounce.

An exploration drilling program is ongoing to further test La Libertad property.

Limon Mine, Nicaragua

During 2012, the Limon Mine, which is both open pit and underground, recorded its most successful year in the past nine years, producing 48,950 ounces of gold with cash operating costs of $715 per ounce.

The Limon Mine is projected to produce approximately 54,000 to 58,000 ounces of gold in 2013 at an operating cash cost of approximately $715 to $745 per ounce.

Exploration success in 2012 continued to increase the mine life of Limon and exploration drilling is ongoing.

Masbate Mine, Philippines

On January 31, 2013, B2Gold and CGA Mining announced the completion of the scheme of arrangement by which B2Gold acquired all of the issued ordinary shares of CGA and, as such, CGA is now a wholly-owned subsidiary of B2Gold. The merger has received strong endorsement from both B2Gold and CGA shareholders. Management believes the acquisition is accretive to the B2Gold shareholders.

The primary asset acquired by B2Gold by virtue of the merger with CGA was the Masbate Mine located in the Philippines. The Masbate Mine is projected to produce 175,000 to 185,000 ounces of gold in 2013 and currently has a 15 year mine life with the potential to extend beyond current projections given the significant large reserves and exploration upside. B2Gold is well positioned to operate and progress further development at the Masbate Mine given its strong funding capacity and a management team with significant exploration, mine development and operating experience.

Otjikoto Gold Project, Namibia

During 2012, B2Gold carried out exploration and feasibility work on the Otjikoto gold project in Namibia. In January, 2013, the Company announced robust results from the Feasibility Study and the commencement of construction at the Otjikoto project. Construction is scheduled for completion in the fourth quarter of 2014 when mill production is expected to begin and the first gold production is scheduled. The current mine plan is based on probable mineral reserves of 29.4 million tonnes at a grade of 1.42 g/t gold containing 1.341 million ounces of gold at a stripping ratio of 5.59:1 to be mined over an initial 12 year period.

The average annual production for the first five years is estimated to be approximately 141,000 ounces of gold at an average operating cash cost of $524 per ounce. For the 12 year life of mine, the average annual production is currently estimated to be approximately 112,000 ounces of gold at an average operating cash cost of $689 per ounce.

The Otjikoto gold project has excellent exploration potential. Recent exploration drilling has discovered a new high grade zone, called Wolfshag, near the current planned open pit. An $8 million exploration drilling program is underway, carrying out step out and infill drilling on the Wolfshag zone and initial drilling of parallel targets.

To date, the drill results from the Wolfshag zone have been positive, indicating the potential to outline additional resources that could lead to the expansion of production at the Otjikoto project.

Gramalote Property, Colombia

The Gramalote Property, located 80 kilometres northeast of Medellin in central Columbia, is owned 49% by B2Gold and 51% by AngloGold. In 2012, AngloGold, as manager of the joint venture, carried out extensive drilling and feasibility work on the project.

Based on positive exploration results, exploration and development drilling will continue through July 2013 to better define the mineral resource and assure that the optimum plant size is determined. Work programs and engineering associated with the completion of the Environmental Impact Assessment (“EIA”) will also be completed during this period so that the EIA can be submitted to government authorities in August 2013. As a result of this additional work, the final prefeasibility results will be complete in the third quarter of 2013. The final feasibility study is scheduled to be completed by the fourth quarter of 2014. The Company is currently in discussions with AngloGold to agree on work programs and budget from May 2013 through October 2013, to complete the prefeasibility when a decision will be made on whether to advance the project to final feasibility.

The Company believes the Gramalote project has the potential to become a large scale open pit gold mine (subject to completion of a feasibility study, permitting and financing).

Exploration

In addition to our proven operations and construction teams, B2Gold has one of the world’s most experienced gold exploration teams. In 2012 the team executed a total exploration budget of $31.8 million to further explore our existing mines and deposits and continue the early stage exploration of high quality targets.

In 2013, B2Gold has a budget of $36 million to further fund brownfields and greenfields exploration.

Financial

The Company remained in a strong financial position in 2012 with record cash flow from operations of $114.4 million, ending the year with $67.9 million in cash. Subsequent to the year end, we announced a $150 million corporate revolving debt facility. This financing, together with our strong project cash flow from operations and starting cash position, based on current assumptions, will allow us to fund all of our capital, development and exploration projects in 2013.

In conclusion, at the time when so many gold companies are failing to deliver positive results, we are proud of our accomplishments in 2012. In 2013 and beyond we will continue our disciplined approach to profitable production and growth from developing our existing projects, exploration and accretive acquisitions. While all gold producers are leveraged to the gold price, B2Gold is also highly leveraged to profitable growth.

Sincerely,

B2GOLD CORP.

“Robert Cross”	“Clive Johnson”
Robert Cross	Clive Johnson
Chairman	President & CEO

Three Bentall Centre
Suite 3100, PO Box 49143
595 Burrard Street
Vancouver, B.C. V7X 1J1
Tel: 604-681-8371
Fax: 604-681-6209

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